EXHIBIT 12

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)

	Years Ended
	2011	2012	2013	2014	2015
EARNINGS:
Earnings before income taxes	278,395	302,768	369,014	338,267	469,215
Fixed charges	177,981	183,902	181,460	187,291	194,573
Add: Amortization of capitalized interest	722	713	589	535	571
Less: Interest capitalized	17	—	—	—	—
Earnings available for fixed charges (A)	457,115	487,383	551,063	526,093	664,359

FIXED CHARGES:
Interest and other financial charges	132,584	143,590	140,729	144,960	150,721
Portion of rents representing interest expense	45,397	40,312	40,731	42,331	43,852
Total fixed charges (B)	177,981	183,902	188,144	187,291	194,573

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	2.57x	2.65x	3.04x	2.81x	3.41x